



## FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**The Securities Exchange Act of 1934**

**Northern Rock plc**
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3  4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...     Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......     No ...√...

# INDEX





# NORTHERN ROCK PLC

## EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 26 April 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 7,500 Ordinary 25p Shares (Shares) in the Company at £6.915 per Share to individuals who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following these transactions, the Northern Rock Employee Trust holds a total of 2,790,720 Shares representing 0.66% of the Company's issued share capital.



26th April 2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date:   26 April 2002

By: _____

Name:        C Jobe
Title:        Company Secretary